Public Service Enterprise Group Incorporated

80 Park Plaza, Newark, New Jersey 07102-4194

November 16, 2016

VIA EDGAR

Mr. James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Form 8-K Dated July 29, 2016
Response Dated October 5, 2016
File No. 1-09120

Dear Mr. Allegretto:

Reference is made to your letter dated November 7, 2016 to Stuart J. Black, Vice President and Controller, Public Service Enterprise Group Incorporated (the “Company” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraph in this letter correspond to the original headings and numbered paragraph in the Comment Letter. For ease of reference, we have repeated the Staff’s comment before our response.

Exhibit 99

PSEG Power Adjusted EBITDA Reconciliation

1.	We have read your response to comment 3. Explain to us what peer analysis, if any, you have performed to assess whether there is widespread diversity of practice related to the accounting for major maintenance expenses. Further, tell us whether you believe there is any one method that is more prevalent in practice. Lastly, tell us whether there are other utility companies that you are aware of that adjust for major maintenance expense.

We have performed an analysis of the most recent 10-K filings of 12 peer utility and merchant generator companies (similar to PSEG Power) to understand their disclosed accounting policies with respect to major maintenance. While it is not always possible to discern a company’s actual capitalization policy and capitalization criteria from its audited financial statements, our analysis identified at least two companies (as discussed in our recent teleconference) that appear to utilize the “deferred method” of accounting for major maintenance (i.e., capitalize the major maintenance expense and depreciate over the period until the next major maintenance event). In addition, while reviewing the disclosed capitalization policies, it appears that a number of companies that follow the “direct expense method” may capitalize costs associated with maintenance if such expenditures meet certain betterment criteria, including extending the useful life or enhancing the productive capacity or efficiency of the generating asset. While it does appear that the direct expense method is the most commonly disclosed method in our analysis, it also appears that the application of the direct expense method can vary company by company.

With respect to peer utility and merchant generator companies that utilize the performance measure “Adjusted EBITDA”, we are aware of at least one other company (as discussed in our recent teleconference) that adjusts for major maintenance in a manner similar to our presentation of Adjusted EBITDA.

As discussed in our recent teleconference, we believe that providing major maintenance as supplemental information, and not as an adjustment to net income in our reconciliation to Adjusted EBITDA, would provide investors and other users of our financial statements with the information necessary to assess our operating performance. As such, we will revise our disclosure relating to, and reconciliation of, Adjusted EBITDA in subsequent filings to omit major maintenance as a non-GAAP adjustment and will provide it separately as supplemental information.

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Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (973) 430-6424.

Sincerely,

/s/ Stuart J. Black

Stuart J. Black Vice President and Controller

cc:

Robert Babula, Staff Accountant, U.S. Securities and Exchange Commission

Christine Adams, Staff Accountant, U.S. Securities and Exchange Commission

Daniel Cregg, Executive Vice President and Chief Financial Officer, Public Service Enterprise Group Incorporated

Tamara Linde, Executive Vice President and General Counsel, Public Service Enterprise Group Incorporated